TITAN TRADING ANALYTICS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Canada M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on October 2, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Mountain Time, on September 30, 2009.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Internet

- Go to the following web site:
www.investorvote.com

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Titan Trading Analytics Inc. hereby appoint(s): Kenneth Powell, or failing him Michael Gossland,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Titan Trading Analytics Inc. to be held at Unit 120, 4445 Calgary Trail, Edmonton, Alberta on October 2, 2009 at 2:00 pm (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Set the Number of Directors To set the number of Directors at 6.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Kenneth Powell	☐	☐	02. Michael Gossland	☐	☐	03. Philip Carrozza	☐	☐
04. Harold Elke	☐	☐	05. Robert Roddick	☐	☐	06. Joseph Francese	☐	☐

Fold

	For	Withhold
3. Appointment of Auditors Appointment of Collins Barrow as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Stock Option Plan To approve, with or without modification, the ordinary resolution amending the stock option plan of the Company.	☐	☐

	For	Against
5. Amendment to the Acquisition of Trading Software To approve, with or without modification, the ordinary resolution of disinterested shareholders relating to the proposed amendment to the terms of the previously approved acquisition of trading software.	☐	☐

	For	Against
6. Sale of All or Substantially All of the Company's Assets To approve, with or without modification, the special resolution approving the sale of all or substantially all of the property of the Company to a subsidiary of the Company pursuant to section 190 of the Business Corporations Act (Alberta), in connection with a reorganization of the assets of the Company.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

_______ / _______ / _______